55 AA 1/13/06

[redacted]

SECI 05076601 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 43611

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) **AND ENDING** 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRAVER STERN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Lupo (212) 319-9110
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED DEC 30 2005 WASH, D.C. 185

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JAN 23 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

1/20/06

OATH OR AFFIRMATION

I, Francis Lupo swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Braver Stern Securities Corporation, as of October 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Francis Lupo
Signature

CFO
Title

Cynthia Giannatasio
Notary Public

CYNTHIA GIANNATASIO
Notary Public, State of New York
No. 01GI6062799
Qualified in New York County
Commission Expires Aug. 20, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Braver, Stern Securities Corp.

We have audited the accompanying statement of financial condition of Braver, Stern Securities Corp. (a wholly owned subsidiary of Braver, Stern & Co., Inc.) (the "Company") as of October 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Braver, Stern Securities Corp. as of October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

December 12, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS

BRAVER, STERN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

October 31, 2005

ASSETS	
Cash	$ 134,051
Securities Owned - at market value (Notes 2 and 3)	32,042,409
Interest Receivable	156,065
Other Assets	10,871
Total Assets	$32,343,396
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Payable to clearing broker (Note 3)	$22,734,992
Accrued expenses and other liabilities	3,319,682
Total liabilities	26,054,674
Shareholder's Equity:	
Common stock - no par value; authorized, issued and outstanding 200 shares	10,000
Additional paid-in capital	4,704,750
Retained earnings	1,573,972
Total shareholder's equity	6,288,722
Total Liabilities and Shareholder's Equity	$32,343,396

See Notes to Statement of Financial Condition

1. ORGANIZATION:

Braver, Stern Securities Corp. (the "Company"), a wholly owned subsidiary of Braver, Stern & Co., Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts its business on a fully disclosed basis with other broker-dealers pursuant to clearing agreements.

2. SIGNIFICANT ACCOUNTING POLICIES:

Transactions in securities and the related revenue and expenses are recorded on a trade-date basis.

Securities owned are valued at fair market value as determined by management. In making the determination, management relies upon the government bond market, the spread between government bonds and agency bonds that vary from time to time, LIBOR, federal funds or some other index, and size, both as to the security owned and the overall issue.

Unrealized gains and losses are included in shareholder's equity.

The Company prepares its statement of financial condition in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

3. PAYABLE TO CLEARING BROKER/ SECURITIES HELD AT BROKER:

The Company conducts business with a clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to the clearance agreement.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

At October 31, 2005, all the securities owned reflected on the statement of financial condition are positions with the clearing broker. The securities serve as collateral for the amount due to the broker. Additionally, investments in securities are subject to margin requirements.

4. OFF-BALANCE-SHEET RISK AND CREDIT RISK:

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

5. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the alternative method permitted by the rule, which requires that the broker-dealer maintain minimum net capital of $250,000. At October 31, 2005, the Company had net capital, as defined, of $4,377,418, which exceeded the requirement by $4,127,418.

6. INCOME TAXES:

No provision for federal income taxes has been made as the Company has elected to be treated as an S Corporation for federal income tax purposes. As such, the Company is not liable for federal income tax payments. The Company files as a qualified Subchapter S subsidiary for state income tax purposes and files a consolidated return with the Parent for federal income tax purposes. The income tax allocated to the Company, by agreement with the Parent, may not exceed what the Company's tax would have been if the Company were not part of the Parent's income tax returns (separate return basis).

7. PENSION PLAN:

The Company established an employee investment savings plan that qualifies under Sections 401(k) and 401(m) of the Internal Revenue Code (the "Code") covering eligible employees. At its discretion, the Company may contribute amounts ranging from 0% to 200% of employee contributions subject to the Code's limitation.

8. RELATED PARTY TRANSACTIONS:

The Company was charged a service fee based on an agreement between the Company and its Parent for general and administrative services.

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors of
Braver, Stern Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Braver, Stern Securities Corp. (the "Company") for the year ended October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Braver, Stern Securities Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

December 12, 2005